UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F


Application for Deregistration of Certain Registered Investment Companies.


I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]   Merger

      [X]   Liquidation

      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a Business Development Company (Note:
            Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:

            Montgomery Partners Absolute Return Fund LLC

3.    Securities and Exchange Commission File No.:

            811-10595

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X] Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            101 California Street, 34th Floor
            San Francisco, California 94111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            David A. Hearth
            Paul, Hastings, Janofsky & Walker LLP
            55 Second Street, 24th Floor
            San Francisco, California 94105
            (415) 856-7007

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            John Foster
            PFPC, Inc.
            400 Bellevue Parkway
            Wilmington, Delaware 19809
            (302) 791-1759

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]  Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            Montgomery Asset Management, LLC ("MAM") served as the fund's investment adviser from the fund's commencement of operations until January 17, 2003. MAM is located at 101 California Street, 35th Floor, San Francisco, California 94111.

            Ferro Capital LLC ("Ferro") has served as the fund's investment subadviser since the fund's commencement of operations. Ferro's address is 400 Madison Avenue, Suite 11D, New York, New York 10017.

            Gartmore Mutual Fund Capital Trust ("Gartmore") has served as the fund's interim investment adviser from January 18, 2003. Gartmore's address is 1200 River Road, Conshohocken, Pennsylvania 19428.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Funds Distributor, Inc.
            60 State Street, Suite 1300
            Boston, Massachusetts 02109

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [ ] Yes               [X] No

      If Yes, for each UIT state:

      Name(s):

      File No.:  811-______

      Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X] Yes      [ ] No

      If Yes, state the date on which the board vote took place:

            February 27, 2003

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [ ] Yes       [X]   No

      If Yes, state the date on which the shareholder vote took place:

      If No, explain:

            A shareholder vote is not required to authorize the liquidation of the fund.

II.   DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [ ]  Yes        [X] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:



      (b)   Were the distributions made on the basis of net assets?

            [ ] Yes         [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [ ] Yes         [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ] Yes         [ ] No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: Has the fund issued senior securities?

      [ ] Yes         [X] No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ ] Yes         [X] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

            41

      (b)   Describe the relationship of each remaining shareholder to the fund:

            The remaining members of the Fund are: (i) Commerzbank International S.A., an affiliate of the parent company of MAM, the fund's original investment adviser; (ii) Ferro, the fund's investment subadviser;
            (iii) Cecilia Herbert, a director of the Fund; (iv) Wilson Santos, an employee of Gartmore; and (v) 37 individual investors.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [X] Yes         [ ]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

            The fund's Board of Directors has approved a liquidation plan that will result in the redemption of the fund's investments as soon as possible while seeking to preserve the balance of, and minimize the risk to, the fund's portfolio. The fund expects to return its assets to members in the form of one or two distributions over the next 180 days. A portion of the fund's assets will be retained until the fund's final audit has been completed.

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)


      [X] Yes         [ ] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

            The fund holds interests in 16 underlying funds with a current market value of approximately $17,000,000. The fund also holds approximately $1,600,000 in cash or cash equivalents. The fund has accounts receivable of approximately $148,250 in connection with a prior redemption from an underlying fund that is expected to be received after the annual audit of the underlying fund and approximately $491,000 for operating expenses to be reimbursed by the fund's original investment adviser.

      (b)   Why has the fund retained the remaining assets?

            The fund has retained the remaining assets because the underlying funds impose redemption notice periods. As soon as the notice periods are completed, the fund expects to receive redemption proceeds from the underlying funds. The fund will forward promptly such proceeds to investors.

      (c)   Will the remaining assets be invested in securities?

            [X] Yes         [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [X] Yes         [ ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

            The fund has debts and liabilities of approximately 628,000 (approximately $542,000 of which will be offset by the operating expense reimbursements from the original investment adviser). The fund's debts and liabilities are based on the accrued and projected expenses of the fund's service providers, including but not limited to: $135,000 to the fund's investment adviser; $168,000 to the fund's legal counsel; $50,000 to the fund's auditors; $114,000 to the fund's administrator, accountant and custodian; $75,000 to the fund's liquidator; $500 for blue sky services; and $27,000 for the compensation of the fund's directors.

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

            The fund will allocate these debts and other liabilities on a pro rata basis and pay them with fund assets.

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:

                  $50,000 (estimated)

            (ii)  Accounting expenses:

                  $88,000 (estimated)

            (iii) Other expenses (list and identify separately):

                  Services of liquidator: $75,000 (estimated)
                  Early termination fees: $30,000 (estimated)
                  Postage, printing, miscellaneous: $2,500 (estimated)

            (iv)  Total expenses (sum of lines (i)-(iii) above):

                  $245,500

      (b)   How were those expenses allocated?

            Pro rata

      (c)   Who paid those expenses?

            The Fund has paid and will pay those expenses as they become due.

      (d)   How did the fund pay for unamortized expenses (if any)?

            N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ] Yes         [X] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes         [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes         [X] No

      If Yes, describe the nature and extent of those activities:


VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:



      (b) State the Investment Company Act file number of the fund surviving the Merger:

            1933 Act File Number:
            1940 Act File Number:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:



      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Montgomery Partners Absolute Return Fund LLC, (ii) he is the Chairman of the Board of Directors of Montgomery Partners Absolute Return Fund LLC, and (iii) all actions by members, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                /s/ R. Stephen Doyle*
                                ----------------------------------
                                R. Stephen Doyle
                                Chairman of the Board of Directors



* By: /s/ David A. Hearth
      ------------------------------------
      David A. Hearth, Attorney-in-Fact
      pursuant to Power of Attorney filed previously.